Exhibit 16

September 6, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Red Mountain Resources Inc.

We have read the statements that we understand Red Mountain Resources Inc. will include under Item 4.01of the Form 8-K report it will file regarding the recent change in auditors. We agree with such statements made regarding our firm except that our understanding was the date of change was August 26, 2011 which we have been subsequently notified was incorrect and was to be August 30, 2011. We have no basis to agree or disagree with other statements made under Item 4.01.

/s/ L J Soldinger Associates LLC
L J Soldinger Associates LLC

Deer Park, Illinois